February 6, 2007

                  Highlights of Consolidated Financial Results
                            for FY2007 Third Quarter
                   (October 1, 2006 through December 31, 2006)

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


                                                                                           (Billion yen, unless otherwise specified)
--------------------------------------------------==================================================================================
                                  FY2006 third        FY2007 third    --------------    FY2007 forecast   -----------     FY2007
                                    quarter             quarter         % of change   (Apr. 2006 through  % of change  forecast at
                              (Oct. 2005 through  (Oct. 2006 through    from FY2006        Mar. 2007)     from FY2006  semi-annual
                                   Dec. 2005)          Dec. 2006)      third quarter                                  (Apr. 2006
                                                                                                                         through
                                                                                                                       Mar. 2007)
====================================================================================================================================

   Vehicle sales                        1,980               2,155              8.9%            8,470          6.2%         8,470
   (Thousand units)
------------------------------------------------------------------------------------------------------------------------------------
   Net revenues                       5,333.3             6,146.5             15.2%         23,200.0         10.3%      23,200.0
------------------------------------------------------------------------------------------------------------------------------------
   Operating income                     482.2               574.7             19.2%          2,200.0         17.1%       2,200.0
   [Income ratio]                      [9.0%]              [9.4%]                             [9.5%]
------------------------------------------------------------------------------------------------------------------------------------
   Income before income
   taxes, minority interest
   and equity in earnings of
   affiliated companies                 639.9               615.9             -3.8%          2,300.0         10.2%       2,300.0
   [Income ratio]                     [12.0%]             [10.0%]                             [9.9%]
------------------------------------------------------------------------------------------------------------------------------------
   Net income                           397.5               426.7              7.3%          1,550.0         13.0%       1,550.0
   [Income ratio]                      [7.5%]              [6.9%]                             [6.7%]
------------------------------------------------------------------------------------------------------------------------------------
   Factors contributing to                           Operating income increased by
   increases and decreases                                  92.5 billion yen
   in operating income
                                                   (Increase)
                                                   Marketing efforts          120.0
                                                   Effects of changes in
                                                    exchange rates             30.0
                                                   Cost reduction efforts      20.0

                                                   (Decrease)
                                                   Increases in expenses      -77.5
------------------------------------------------------------------------------------------------------------------------------------
   Exchange rates                 JPY 117/US$                JPY 118/US$                     JPY 116/US$              JPY 115/US$
                                  JPY 139/Euro               JPY 152/Euro                    JPY 147/Euro             JPY 145/Euro
------------------------------------------------------------------------------------------------------------------------------------
   Capital expenditure                  365.0                        325.9                         1,550.0               1,550.0
   (excluding leased assets)
------------------------------------------------------------------------------------------------------------------------------------
   Depreciation expenses                236.2                        233.2                           930.0                 930.0
------------------------------------------------------------------------------------------------------------------------------------
   Performance evaluation                            Increases in net revenues,
                                                       operating income, and
                                                             net income
-----------------------------------------------------==========================-----------------------------------------------------

Cautionary Statement with Respect to Forward-Looking Statements


     This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management;
(iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates;
(vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

     A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.